UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Pursuant to the provisions in the securities note regarding the BBVA public subscription offering of mandatory convertible subordinate bonds and early conversion options filed in the official records of the CNMV, 17th September
2009, and in view of the released capital increase resolved by the Annual
General Meeting of BBVA Shareholders, 11th March 2011, under section 5.1 of agenda item five, corresponding to the "Option Dividend"  and executed by the
Bank Board of Directors under resolution, 29th March 2011, whose outcome was filed as a relevant event dated 15th April 2011, it is reported that the minimum
Conversion Price (initially €4.5) and the maximum Conversion Price (initially
€50) of the BBVA shares for the purposes of converting the Convertible Bonds has been set at €4.44 and €49.33, respectively.

Madrid, 4th May 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 05/04/2011	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative